FORM 12b-25

                         Commission File Number 0-20307
                              CUSIP No. 053431 10 2

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

    __Form 10-K  __Form 20-F   __Form 11-K   XX Form 10-Q   __Form N-SAR


                     For the period ended September 30, 1997

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

                      For the Transition Period Ended:_____

  If the notification relates to a portion of the filing checked above identify the item(s) to which the notification relates: n/a


                            AVALON COMMUNITY SERVICES


               13041 Railway Drive, Oklahoma City, Oklahoma 73114

                    Issuer's telephone Number (405)-752-8802

[ ] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] The subject quarterly report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.


PART III.  Narrative

  The subject quarterly report on Form 10-Q for the period ending September 30, 1997, can not be filed on November 14, 1997 due to a delay in the valuation of the convertible feature of the Company's debentures issued in a private placement on September 12, 1997. There has been discussion as to the valuation of any discount of the convertible price and the Company is researching and reviewing documentation pertaining to that valuation. Since this amount may be material to the quarterly report involved, a reasonable estimate cannot be determined and the valuation has not been established, the Company can not file the subject report by November 14, 1997.


PART IV.

1. The name and telephone number of the person to contact in regard to this notification is Kathryn A. Avery, Chief Financial Officer, (405) 752-8802.

2. Has all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file been filed? Yes.

3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? Yes.

The results of operation for the third quarter 1997 may include a material amount of interest expense due to EITF Topic No. D-60, relating to the convertibility to common stock of debentures issued in a private placement. A reasonable estimate cannot be obtained at this time, because the amount could vary significantly depending on the accounting treatment, the substantive period of conversion or amortization, and the fair valuation.



                                    SIGNATURE


  Pursuant to the requirement of the 1933 Act, the Registrant certifies that it has duly caused this Form 12b-25 to be signed on behalf of the undersigned, thereunto duly authorized, in the City of Oklahoma City, State of Oklahoma on this 14th day of November, 1997.



AVALON COMMUNITY SERVICES, INC.




By: \Donald E. Smith                                   Date: November 14, 1997
    Donald E. Smith
    Chief Executive Officer and Director